UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Star Group, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

85512C105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85512C105

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,936,276
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

2,936,276
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,936,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%
12	TYPE OF REPORTING PERSON

OO

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CUSIP No. 85512C105

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,936,276
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,936,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,936,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%
12	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 85512C105

1	NAME OF REPORTING PERSON

	JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		206,483
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,936,276
PERSON WITH	7	SOLE DISPOSITIVE POWER

		206,483
	8	SHARED DISPOSITIVE POWER

		2,936,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,142,759
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%
12	TYPE OF REPORTING PERSON

	IN

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CUSIP No. 85512C105

Item 1(a).	Name of Issuer:

Star Group, L.P. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9 West Broad Street, Suite 310
Stamford, Connecticut 06902

Item 2(a).	Name of Person Filing:

This statement is filed by Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”), Gregory Bylinsky and Jefferson Gramm. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Statement with respect to 2,936,276 Common Units (the “Master Fund’s Units”) directly held by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”). In addition, Mr. Gramm is also filing this Statement with respect to 206,483 Common Units directly owned by Mr. Gramm.

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Units by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Units.

Mr. Bylinsky and Mr. Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Units (as defined below) reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Units reported herein. Without limiting the foregoing sentence, Bandera Master Fund specifically disclaims beneficial ownership of the Master Fund’s Units by virtue of its inability to vote or dispose of such Units.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

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CUSIP No. 85512C105

Item 2(c).	Citizenship:

Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Units (“Units”).

Item 2(e).	CUSIP Number:

85512C105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ X /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
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CUSIP No. 85512C105

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2019.

Bandera Partners LLC

(a)	Amount beneficially owned:

2,936,276 Units

(b)	Percent of class:

6.2% (based on 47,201,094 Units outstanding as of November 30, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2019)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

2,936,276 Units

(ii)	Shared power to vote or to direct the vote

0 Units

(iii)	Sole power to dispose or to direct the disposition of

2,936,276 Units

(iv)	Shared power to dispose or to direct the disposition of

0 Units

Gregory Bylinsky

(a)	Amount beneficially owned:

2,936,276 Units

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CUSIP No. 85512C105

(b)	Percent of class:

6.2% (based on 47,201,094 Units outstanding as of November 30, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2019)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Units

(ii)	Shared power to vote or to direct the vote

2,936,276 Units

(iii)	Sole power to dispose or to direct the disposition of

0 Units

(iv)	Shared power to dispose or to direct the disposition of

2,936,276 Units

Jefferson Gramm

(a)	Amount beneficially owned:

3,142,759 Units

(b)	Percent of class:

6.7% (based on 47,201,094 Units outstanding as of November 30, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2019)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

206,483 Units

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CUSIP No. 85512C105

(ii)	Shared power to vote or to direct the vote

2,936,276 Units

(iii)	Sole power to dispose or to direct the disposition of

206,483 Units

(iv)	Shared power to dispose or to direct the disposition of

2,936,276 Units

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Units is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners, Mr. Bylinsky and Mr. Gramm disclaim beneficial ownership of the Master Fund’s Units reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2019.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 85512C105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky
	Title:	Managing Director

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm

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